SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,977,042
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,977,042
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,977,042 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.1%(1)
14	TYPE OF REPORTING PERSON IA

(1) Based on 120,303,552 shares of the Issuer's common stock outstanding as of May 9, 2019, consisting of 125,280,595 shares of the Issuer’s common stock outstanding as of April 15, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019 and giving effect to the transactions contemplated by the Stock Repurchase Agreement.

CUSIP No. 01973R101

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%(3)
14	TYPE OF REPORTING PERSON IN

(2) Shares held in the William C. Crowley Roth IRA.
(3)  Based on 120,303,552 shares of the Issuer's common stock outstanding as of May 9, 2019, consisting of 125,280,595 shares of the Issuer’s common stock outstanding as of April 15, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019 and giving effect to the transactions contemplated by the Stock Repurchase Agreement.

CUSIP No. 01973R101

Amendment No. 7 to Schedule 13D (Final Amendment)

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 11, 2016 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 12, 2016 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2016 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on February 7, 2017 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 19, 2017 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on May 8, 2019 (“Amendment No. 6”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5,  Amendment No. 6 and this Amendment No. 7, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Allison Transmission Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

As disclosed in Amendment No. 6, on May 9, 2019, following the closing of the sale under the Stock Repurchase Agreement described in Item 5(c) below, Mr. Harker resigned from the board of directors with immediate effect.

Item 5.  Interest in Securities of the Issuer
Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 7.
In addition, Mr. Harker received 10,318 Shares, representing less than 0.1% of the Issuer's common stock outstanding, from the Issuer on May 9, 2019 as a result of the vesting of deferred stock awards and associated dividend equivalents upon his resignation from the board of directors.
Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:
(c) As contemplated by the Stock Repurchase Agreement disclosed in Amendment No. 6, on May 9, 2019, Ashe sold 4,977,043 Shares in a private sale to the Issuer at a price per Share of $46.70, or an aggregate price of $232,427,908.
Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on May 9, 2019.

CUSIP No. 01973R101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

ASHE CAPITAL MANAGEMENT, LP
By:	/s/ William R. Harker
Name:	William R. Harker
Title:	Co-founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY